Filed Pursuant to Rule 433

Registration No. 333-131970

$1,000,000,000
3-YEAR FLOATING RATE GLOBAL SENIOR NOTES

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.
Ratings:	Aa3 / A+ / AA- (Stable / Positive / Stable)
Note type:	Global Senior Notes
Minimum denomination:	$2,000 x $1,000
Trade date:	May 31, 2006
Settlement date:	June 7, 2006 (T+5)
Maturity date:	June 5, 2009
Principal amount:	$1,000,000,000
Benchmark:	Fed Funds Open ("FFO")
Re-offer spread:	+ 17 bps
Re-offer yield to maturity:	FFO + 17 bps
Coupon:	FFO + 17 bps
Public offering price:	100.000%
Gross spread:	0.250%
Price to issuer:	99.750%
Net proceeds to Issuer:	$997,500,000
Interest payment dates:	Monthly on the 7th of each month (First payment: July 7, 2006) Short Final Coupon: June 5, 2009 Subject to modified following business day convention.
Interest reset dates:

Daily on each Business Day, commencing on June 7th, 2006, provided that the Federal Funds Open Rate in effect for any day that is not a Business Day shall be the Federal Funds Open Rate in effect for the prior Business Day.

Interest Determination Date:	On each Interest Reset Date
Day count:	Act/360
CUSIP:	225434BJ7
ISIN:	US225434BJ72
Sole Bookrunner (91%):	Credit Suisse
Co-managers: (0.75% each)

BB&T Capital Markets, Inc.
BNP PARIBAS
Comerica Sercurities
Danske Markets
HSBC
KeyBanc Capital Markets
Mellon Financial Markets, LLC
Morgan Keegan & Company, Inc.
National Australia Bank Limited
SEB Mercant Banking
Wells Fargo Securities

Junior Co-managers: (0.375% each)	Trilon International Inc. The Williams Capital Group, L.P.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.